SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 29549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 7)*

NOVAMED, INC.

(Name of Issuer)

COMMON STOCK, par value $.01 per share

(Title of Class of Securities)

66986W 10 8

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66986W 10 8

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) SCOTT KIRK FAMILY LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 677,660

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 677,660

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 677,660

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 2.9%

12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 66986W 10 8

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) KENT KIRK FAMILY LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 770,182

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 770,182

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 770,182

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 66986W 10 8

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) KIRK EYE CENTER, S.C.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization ILLINOIS

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 462,141

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 462,141

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 462,141

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 2.0%

12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 66986W 10 8

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) SCOTT H. KIRK, M.D.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 187,947

	6.	Shared Voting Power 1,139,801

	7.	Sole Dispositive Power 187,947

	8.	Shared Dispositive Power 1,139,801

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,327,748

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 66986W 10 8

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) KENT A. KIRK, M.D.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 52,805

	6.	Shared Voting Power 1,232,323

	7.	Sole Dispositive Power 52,805

	8.	Shared Dispositive Power 1,232,323

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,285,128

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 66986W 10 8

Item 1(a)	Name of Issuer: NovaMed, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 333 West Wacker Drive Suite 1010 Chicago, Illinois 60606

Item 2(a)	Name of Person Filing: Scott Kirk Family LLC Kent Kirk Family LLC Kirk Eye Center, S.C. Scott H. Kirk, M.D Kent A. Kirk, M.D.
Item 2(b)

Address of Principal Business Office or, if none, Residence:
Scott Kirk Family LLC

7427 Lake Street

River Forest, Illinois 60305

Kent Kirk Family LLC

7427 Lake Street

River Forest, Illinois 60305

Kirk Eye Center, S.C.

7427 Lake Street

River Forest, Illinois 60305

Scott H. Kirk, M.D.

7427 Lake Street

River Forest, Illinois 60305

Kent A. Kirk, M.D.

7427 Lake Street

River Forest, Illinois 60305

Item 2(c)	Citizenship:
	Scott Kirk Family LLC:	Delaware
	Kent Kirk Family LLC:	Delaware
	Kirk Eye Center, S.C.:	Illinois
	Scott H. Kirk, M.D.:	U.S.A.
	Kent A. Kirk, M.D.:	U.S.A.

CUSIP No. 66986W 10 8

Item 2(d)	Title of Class of Securities: Common Stock, par value $.01 per share
Item 2(e)	CUSIP Number: 66986W 10 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:
	Scott Kirk Family LLC:	677,660	(1)
	Kent Kirk Family LLC:	770,182	(2)
	Kirk Eye Center, S.C.:	462,141	(3)
	Scott H. Kirk, M.D.:	1,327,748	(4)(5)
	Kent A. Kirk, M.D.:	1,285,128	(6)

(b)	Percent of class:
	Scott Kirk Family LLC:	2.9	%(1)
	Kent Kirk Family LLC:	3.3	%(2)
	Kirk Eye Center, S.C.:	2.0	%(3)
	Scott H. Kirk, M.D.:	5.7	%(4)(5)
	Kent A. Kirk, M.D.:	5.6	%(6)

CUSIP No. 66986W 10 8

(c)	Number of shares as to which person has: Scott Kirk Family LLC:
	(i)	Sole power to vote or to direct the vote: 677,660 (1)
	(ii)	Shared power to vote or to direct the vote: -0-
	(iii)	Sole power to dispose or to direct the disposition of: 677,660 (1)
	(iv)	Shared power to dispose or to direct the disposition of: -0-
Kent Kirk Family LLC:
	(i)	Sole power to vote or to direct the vote: 770,182 (2)
	(ii)	Shared power to vote or to direct the vote: -0-
	(iii)	Sole power to dispose or to direct the disposition of: 770,182 (2)
	(iv)	Shared power to dispose or to direct the disposition of: -0-
Kirk Eye Center, S.C.:
	(i)	Sole power to vote or to direct the vote: 462,141 (3)
	(ii)	Shared power to vote or to direct the vote: -0-
	(iii)	Sole power to dispose or to direct the disposition of: 462,141 (3)
	(iv)	Shared power to dispose or to direct the disposition of: -0-
Scott H. Kirk, M.D.:
	(i)	Sole power to vote or to direct the vote: 187,947 (5)
	(ii)	Shared power to vote or to direct the vote: 1,139,801 (4)
	(iii)	Sole power to dispose or to direct the disposition of: 187,947 (5)

CUSIP No. 66986W 10 8

(iv)	Shared power to dispose or to direct the disposition of: 1,139,801 (4)
Kent A. Kirk, M.D.:
(i)	Sole power to vote or to direct the vote: 52,805
(ii)	Shared power to vote or to direct the vote: 1,232,323 (6)
(iii)	Sole power to dispose or to direct the disposition of: 52,805
(iv)	Shared power to dispose or to direct the disposition of: 1,232,323 (6)

(1)           These shares were previously held by Kirk Family Limited Partnership prior to the limited partnership being dissolved and Scott Kirk Family LLC receiving its pro rata portion of the shares of common stock.

(2)           These shares were previously held by Kirk Family Limited Partnership prior to the limited partnership being dissolved and Kent Kirk Family LLC receiving its pro rata portion of the shares of common stock.

(3)           These shares were previously held by Kirk Family Limited Partnership prior to the limited partnership being dissolved and Kirk Eye Center, S.C. receiving its pro rata portion of the shares of common stock.

(4)           Dr. Scott Kirk is an officer, director and 50% shareholder of Kirk Eye Center, S.C.  In addition, Dr. Scott Kirk is the manager and a member of Scott Kirk Family, LLC.  In such capacities, Dr. Scott Kirk may be deemed to be the beneficial owner of the shares directly held by such entities.

(5)           Includes 9,375 restricted shares of common stock and 67,750 shares of common stock issuable upon exercise of options that are exercisable within 60 days of December 31, 2009.

(6)           Dr. Kent Kirk is an officer, director and 50% shareholder of Kirk Eye Center, S.C.  In addition, Dr. Kent Kirk is the manager and a member of Kent Kirk Family, LLC.  In such capacities, Dr. Kent Kirk may be deemed to be the beneficial owner of the shares directly held by such entities.

CUSIP No. 66986W 10 8

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certification:
Not Applicable.

CUSIP No. 66986W 10 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

KIRK EYE CENTER, S.C.

	By:	/s/ SCOTT H. KIRK, M.D.
	Its:	President

CUSIP No. 66986W 10 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

SCOTT KIRK FAMILY LLC

	By:	/s/ SCOTT H. KIRK, M.D.
	Its:	Manager

CUSIP No. 66986W 10 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

KENT KIRK FAMILY LLC

	By:	/s/ KENT A. KIRK, M.D.
	Its:	Manager

CUSIP No. 66986W 10 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

	By:	/s/ SCOTT H. KIRK, M.D.
Scott H. Kirk, M.D.

CUSIP No. 66986W 10 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

	By:	/s/ KENT A. KIRK, M.D.
Kent A. Kirk, M.D.

Exhibit Index

1.                                       Joint Filing Agreement dated February 12, 2010 by and among Scott Kirk Family LLC, Kent Kirk Family LLC, Kirk Eye Center, S.C., Scott H. Kirk, M.D., and Kent A. Kirk, M.D.